

Mail Stop 4546

April 7, 2017

Via E-mail
Mr. Brian S. Pribyl
Senior Vice President - Chief Financial Officer
  and Treasurer
National Western Life Group, Inc.
850 East Anderson Lane
Austin, Texas 78752-1602

> **Re: National Western Life Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 000-55522**

Dear Mr. Pribyl:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
(C) Investments, page 93

1. It appears from your disclosure in the fourth paragraph of this section that you utilize a retrospective approach in applying the effective interest method for changes in prepayment estimates for your mortgage and asset-backed securities investments. Please tell us why you do not account for at least some portion of changes in prepayment estimates using a prospective approach, given that only 22.8% of all your investments in debt securities are of "high credit quality," according to your tabular disclosure on page 56. Reference for us the authoritative literature you rely upon to support your accounting.

Note 10: Stockholders' Equity
(B) Dividend Restrictions, page 128

2. With your October 1, 2015 holding company reorganization whereby your insurance operations now appear to be subsidiaries of your current holding company, please tell us why you do not provide the parent-only financial information under Schedule II identified in Rule 7-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance